February 18, 2020

Robert McNutt
Senior Vice President and Chief Financial Officer
Lamb Weston Holdings, Inc.
599 S. Rivershore Lane
Eagle, Idaho 83616

       Re: Lamb Weston Holdings, Inc.
           Form 10-K for Fiscal Year Ended May 26, 2019
           Filed July 25, 2019
           File No. 001-37830

Dear Mr. McNutt:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing